

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2018

Adelene Perkins
Chief Executive Officer
Infinity Pharmaceuticals, Inc.
784 Memorial Drive
Cambridge, MA 02139

     Re: Infinity Pharmaceuticals, Inc.
         Registration Statement on Form S-3
         Filed April 30, 2018
         File No. 333-224545

Dear Ms. Perkins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

         Division of Corporation Finance
         Office of Healthcare & Insurance

cc: Cynthia T. Mazareas